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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 ----------

                               AMENDMENT NO. 1

                                     TO

                                SCHEDULE 14D-9

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                                 ----------

                             DAMES & MOORE GROUP
                          (Name Of Subject Company)

                             DAMES & MOORE GROUP
                      (Name Of Person Filing Statement)

                                 ----------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title Of Class Of Securities)

                                 235713-10-4
                     (Cusip Number Of Class Of Securities)

                                 ----------

                              ARTHUR C. DARROW
               CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             DAMES & MOORE GROUP
                        911 WILSHIRE BOULEVARD, #700
                        LOS ANGELES, CALIFORNIA 90017
                               (213) 996-2000

         (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                                 ----------

                                 COPIES TO:
                             JOHN M. NEWELL, ESQ.
                              LATHAM & WATKINS
                     633 WEST FIFTH STREET, SUITE 4000
                       LOS ANGELES, CALIFORNIA 90017

                               (213) 485-1234


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This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on May 11, 1999 by Dames & Moore Group, a Delaware corporation (the "Company")(the "Schedule 14D-9") relating to the cash tender offer by Demeter Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of URS Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), at a price of $16.00 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 11, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 8.  THE SOLICITATION OR RECOMMENDATION.

     The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8(d):

     On May 18, 1999, the Company issued a press release announcing the Federal Trade Commission has granted early termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the pending acquisition of the Company's Common Stock by the Purchaser and Parent and with respect to the Equity Contribution. A copy of the press release is filed as Exhibit 6 hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 6.   Press Release issued by the Company and Parent on May 18, 1999.


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                                  SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.


Dated: May 18, 1999


                                              DAMES & MOORE GROUP

                                              By:  /s/ MARK A. SNELL
                                                   ---------------------------
                                                   Mark A. Snell
                                                   Executive Vice President and
                                                   Chief Financial Officer